Tahra Wright Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.937.3943 twright@loeb.com

Via Edgar

January 17, 2020

Ms. Jacqueline Kaufman

Division of Corporation Finance

Officer of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Digital Innovative Ltd
Amendment No. 1 to Registration Statement on Form F-4
Filed November 25, 2019
File No. 333-234147

Dear Ms. Kaufman:

On behalf of our client, 8i Enterprises Acquisition Corp (“JFK”), and the entity which JFK will merge with and into, Digital Innovative Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated December 13, 2019 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-4 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Jacqueline Kaufman January 17, 2020 Page 2

Amendment No 1 on Form F-4 filed November 25, 2019

Comparative Per Share Information, page 27

1.	We note your revisions in response to comment 1 and re-issue part of our previous comment. Please disclose the equivalent per share data for the entity being acquired. The equivalent per share amounts are generally calculated by multiplying the pro forma amounts by the exchange ratio so that the per share amounts are equated to the respective values for one share of the company being acquired. Refer to Item 3 (f) of Form F-4 and Instruction 1 to paragraph (e) and (f) of Form F-4 for guidance on how to calculate equivalent pro forma per share amounts.

Response: In response to the Staff’s comment, the Company has added the equivalent per share data related to Diginex on page 27.

2.	Please revise to provide the market value of 8i Enterprises Acquisition Corp. on a historical basis as of the date preceding public announcement of the proposed transaction. Further, please expand your disclosure to state, if true, that no historical market price information regarding Diginex is provided because there is no public market. Refer to Item 3(g) of Form F-4.

Response: The Company has revised the disclosure on page 28 and provided information under a new section titled “Market Price Information.”

Pro Forma Combined Statement of Financial Position, page 169

3.	We reviewed your revisions related to comment 19. Please revise your disclosure of issued and outstanding pro forma shares to make it consistent with the second to last paragraph on page 168. In this regard, it appears you have presented amounts gross of the two million escrow shares as opposed to net as stated on page 168.

Response: The Company has revised the issued and outstanding pro forma shares disclosed in the Pro Forma Combined Statement of Financial Position as of October 31, 2019 on page 176 to make it consistent with the second to last paragraph on page 175 by excluding the two million escrow shares from the calculation.

8i Enterprises Acquisition Corp Financial Statements

Note 3. Initial Public Offering, page F-14

4.	We reviewed your response to comment 23 and we re-issue our previous comment. Please revise to include the missing reference to the date of 8i Enterprises Acquisition Corp.’s IPO.

Response: The Company has revised Note 3 on page F-14 to include the missing reference to the date of 8i Enterprises Acquisition Corp.’s IPO.

Jacqueline Kaufman January 17, 2020 Page 3

Diginex Limited Financial Statements, page F-19

5.	With regard to comments 25, 26 and 27 and your references to future filings, please tell us if you plan to revise future amendments to this Form F-4. If you do not plan on reflecting these revisions in an amendment to this registration statement, please explain your basis for excluding the updated disclosure.

Response: In response to the Staff’s comment, the Company has added disclosure on pages F-47, F-52 and F-66 to reflect the Company’s responses to comments 25, 26 and 27 in the response letter dated November 22, 2019 (the “Response Letter”).

Note 21 Share Capital, page F-64

6.	We read your response to comment 29. Please tell us your consideration of disclosing the transactions with Laurent Bruchez as related party transaction pursuant to the guidance in IAS 24.

Response: In response to the Staff’s comment, the Company has added a description of the transaction with Laurent Bruchez on page F-73 pursuant to the guidance in IAS 24.

Note 28 Acquisitions, page F-73

7.	We read your response to comment 30. Please revise your disclosures to address the guidance in IFRS 3.B64(d), IFRS 3.B64(n) and IFRS 3.B64(q).

Response: In response to the Staff’s comment, the Company has added disclosure on page F-88 to reflect the Company’s response to comment 30 in the Response Letter.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright
Partner